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                 July 18, 2022

       G. James Benoit, Jr.
       Chief Executive Officer
       WaveDancer, Inc.
       12015 Lee Jackson Memorial Highway Ste 210
       Fairfax, VA 22033

                                                        Re: WaveDancer, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 11, 2022
                                                            File No. 333-266096

       Dear Mr. Benoit:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
       Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Mark J. Wishner